08030102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2008
Washington, DC

SEC FILE NUMBER
8- 47565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Matrix Investment Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 2100
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin C. Hirsh — 303-595-9898
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

555 17th Street, Suite 1000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin C. Hirsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Matrix Investment Services Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and Financial & Operations Principal

Title

Notary Public

NOTARY PUBLIC
KAREN S. COLE
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Matrix Investment Services Corporation (A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Financial Report

December 31, 2007

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

McGladrey & Pullen

Certified Public Accountants

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditors' Report

Board of Directors
First Matrix Investment Services Corporation
Denver, Colorado

We have audited the accompanying statements of financial condition of First Matrix Investment Services Corporation (the Company), a wholly owned subsidiary of United Western Bancorp, Inc., as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Matrix Investment Services Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Denver, Colorado
February 27, 2008

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 520,555	$ 605,751
Restricted cash maintained at clearing organization	100,000	100,000
Other accounts receivable and commissions receivable	1,300	5,789
Furniture and equipment, net	10,854	17,475
Prepaid expenses and other assets	4,729	1,204
Income taxes receivable from Parent and deferred taxes	71,707	138,330
Total assets	$ 709,145	$ 868,549
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Compensation payable and other liabilities	$ 1,969	$ 1,049
Accounts payable due to Parent and affiliated company	15,990	9,406
Accrued expenses	23,083	51,659
Total current liabilities	41,042	62,114
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, authorized 1,000,000 shares; issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	1,020,895	1,020,666
Accumulated deficit	(353,792)	(215,231)
	668,103	806,435
	$ 709,145	$ 868,549

See Notes to Financial Statements.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Statements of Operations
Years Ended December 31, 2007 and 2006

	2007	2006
Revenue:		
Related party brokerage revenue	$ -	$ 500,337
Sale of investment company shares	41,998	26,163
Securities and loan commissions	91,542	101,832
Interest and other income	76,236	43,180
Total revenue	209,776	671,512
Operating expenses:		
Compensation and employee benefits	146,272	458,706
Commissions and clearance fees paid to other broker-dealers	17,524	23,787
Communications	4,107	30,217
Occupancy and equipment	30,773	72,140
Regulatory fees	2,705	6,579
Other	217,214	416,387
Total expenses	418,595	1,007,816
Loss before income taxes	(208,819)	(336,304)
Income tax benefit	(70,258)	(121,073)
Net loss	$ (138,561)	$ (215,231)

See Notes to Financial Statements.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, December 31, 2005	$ 1,000	$ 1,076,000	$ 444,666	$ 1,521,666
Dividend	-	(55,334)	(444,666)	(500,000)
Net loss	-	-	(215,231)	(215,231)
Balances, December 31, 2006	1,000	1,020,666	(215,231)	806,435
Share-based compensation expense	-	229	-	229
Net loss	-	-	(138,561)	(138,561)
Balances, December 31, 2007	**$ 1,000**	**$ 1,020,895**	**$ (353,792)**	**$ 668,103**

See Notes to Financial Statements.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (138,561)	$ (215,231)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation expense	5,261	8,243
Share-based compensation expense	229	-
Loss on disposal of furniture and equipment	1,030	3,950
Change in operating assets and liabilities:		
Accounts receivable due from Parent and affiliated companies	-	59,183
Other accounts receivable and commissions receivable	4,489	43,317
Prepaid expenses and other assets	(3,525)	29,218
Income taxes receivable from Parent and deferred taxes	66,623	(104,429)
Compensation payable and other liabilities	920	(31,384)
Accounts payable due to Parent and affiliated company	6,584	(6,858)
Accrued expenses	(28,576)	362
Net cash from operating activities	(85,526)	(213,629)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net purchases of furniture and equipment	-	(14,919)
Proceeds from sale of furniture to affiliate	330	-
Net cash from investing activities	330	(14,919)
CASH FLOWS FROM FINANCING ACTIVITIES, dividend paid	-	(500,000)
Decrease in cash and cash equivalents	(85,196)	(728,548)
CASH AND CASH EQUIVALENTS		
Beginning of year	605,751	1,334,299
End of year	$ 520,555	$ 605,751

See Notes to Financial Statements.

Note 1. Organization

First Matrix Investment Services Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). On February 5, 1997, United Western Bancorp, Inc., (United or Parent), a thrift holding company, completed the acquisition of the Vintage Group, Inc. (Vintage) with the issuance of 779,592 shares of United's common stock, which was accounted for as a pooling of interests. The Company was a wholly owned subsidiary of Vintage-Delaware Holdings, Inc., until October 31, 2001 when the Company contributed 100% of its outstanding stock to a wholly owned subsidiary of United that was divested in 2006. The Company has an office in Denver, Colorado.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and cash equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents. During the years ended December 31, 2007 and 2006, there was no interest paid. During the years ended December 31, 2007 and 2006, the Company paid income taxes of $1,039 and $17,663, respectively.

Furniture and equipment: Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets ranging from two to five years.

Revenue recognition: Related-party brokerage revenue, which represents brokerage fees from the purchase and sale of guaranteed portions of Small Business Administration (SBA) loans and purchase and sale of SBA pooled securities-on behalf of an affiliate, United Western Bank, is recorded on a trade-date basis as transactions are executed.

Revenues from the sale of investment company shares, which represent fees from sales of mutual funds directed by clients, and securities and loan commissions revenues and expenses are recorded on a trade-date basis as securities transactions are executed.

Income taxes: Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company's results of operations are included in the consolidated federal and state income tax returns of United. The Company is charged or receives the benefit for the taxes applicable to its profits or losses calculated on the basis of filing separate income tax returns.

Accounting estimates and assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification: The Company has reclassified certain prior year balances to confirm to the current year presentation.

Impact of recently issued accounting standards: SFAS No. 157, "*Fair Value Measurements*". SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. SFAS 157 is effective for the Company January 1, 2008 and does not expect that the adoption of this Statement will have a material impact on its financial position, results of operation and cash flows.

SFAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*". SFAS 159 provides all entities, with an option to report selected financial assets and liabilities at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for the Company on January 1, 2008 and is not expected to have a material impact on its financial position, results of operation and cash flows.

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

During 2007, the Company was engaged in limited trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2007, the Company had net capital of $579,513, which was $574,513 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.07-to-1 at December 31, 2007. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1.

Note 5. Related-Party Transactions

On October 1, 2001 and as subsequently amended, the Company, entered into a SBA Loan Brokerage Agreement (the Agreement) with United Western Bank, an affiliated company. Under the Agreement, the Company provided certain loan brokerage services to United Western Bank relating to the purchase, pooling, and sale of SBA loans and securities. Related party brokerage revenue for the years ended December 31, 2007 and 2006 of $0 and $500,337, respectively, represented fees generated under the Agreement.

Various administrative services are provided by United. Certain expenses allocated to the Company by United based on estimated usage of shared services were $62,905 and $130,302 for the years ended December 31, 2007 and 2006, respectively, which is part of other expenses in the statements of operations. Accounts payable due to Parent and affiliated company at December 31, 2007 and 2006 of $15,990 and $9,406, respectively, were for various operating expenses initially paid by United on behalf of the Company.

Note 6. Furniture and Equipment

At December 31, 2007 and 2006, the Company's furniture and equipment consisted of the following:

	2007	2006
Furniture and fixtures	$ -	$ 6,226
Equipment	10,164	14,670
Computer hardware	10,189	53,762
	20,353	74,658
Less accumulated depreciation	9,499	57,183
	$ 10,854	$ 17,475

During 2007, the Company disposed of furniture and equipment with a cost of $54,305 and related accumulated depreciation of $52,945. The loss on disposal of $1,030 is included in other expenses for the year ended December 31, 2007.

Note 7. Commitments and Contingencies

Operating leases: The Company currently leases office space on a month to month basis from United.

Rent expense for the years ended December 31, 2007 and 2006 totaled $22,988 and $60,298, respectively, and is included in occupancy and equipment expense. Included in rent expense for 2006 was $14,559, related to office space leased from Matrix Tower Holdings, LLC, a wholly owned subsidiary of United Western Bank, an affiliate. For the year ended December 31, 2006, a portion of this expense was net of certain sublease payments received from United Western Bank, totaling $6,106.

Litigation: The Company is from time to time party to various litigation matters, in most cases involving ordinary and routine claims incidental to its business. The Company accrues liabilities when it is probable that the future costs will be incurred and such costs can be reasonably estimated. Such accruals are based upon developments to date, the Company's estimates of the outcome of these matters and its experience in contesting, litigating and settling other matters. Because the outcome of most litigation matters is inherently uncertain, the Company will generally only accrue a loss for a pending litigation matter if, for example, the parties to the matter have entered into definitive settlement agreements or a final judgment adverse to the Company has been entered. Based on evaluation of the Company's litigation matters and discussions with internal and external legal counsel, management believes that adverse outcome on the matter set forth below, against which no accrual for loss has been made at December 31, 2007, is reasonably possible but not probable, and that the outcome with respect to this matter, if adverse, is reasonably likely to have a material adverse impact on the consolidated financial position, results of operations or cash flows of the Company.

United Heritage Financial Group, Inc. and United Heritage Life Insurance Company v. First Matrix Investment Services et al, On October 27, 2006, a complaint was filed against the Company and United Western Bancorp, Inc, along with Brian Curd and Kent Snodgrass, former employees of the Company, in Idaho State District Court alleging violations of state securities laws, the Idaho Consumer Protection Act and fraud arising from the sale of an approximately $1.7 million mortgage backed bond from the Company to one of the plaintiffs. The case, which was subsequently removed to the U.S. District Court in Idaho on December 12, 2006, is based on the plaintiffs' claims that the Company should have made certain disclosures regarding the risk of the withdrawal of a USDA government guarantee of the bond, which withdrawal subsequently occurred and the bond went into default. In June of 2007, the court dismissed the underwriter, Duncan Williams, from the lawsuit based on lack of personal jurisdiction. The Company and United may seek indemnification for the claims made against them in this case from the underwriter or from other potentially responsible parties. While the defendants' liability, if any, to the plaintiffs in this case is uncertain at this time, the Company believes that the defendants have meritorious defenses to the plaintiffs' claims.

Note 8. Defined Contribution Plan

The Company has a 401(k) defined contribution plan (the Plan) through United covering all employees twenty-one years of age and older who have elected to participate in the Plan. Each participant may make pretax contributions to the Plan up to the lesser of the amount allowed by the Internal Revenue Code or 100% of such participant's earnings. The Company matches 50% of participant contributions on the first 6% of compensation deferred, not to exceed 3% of the participant's compensation. The Plan was amended in 2007 to provide for vesting of matching contributions over a three year period; 20% after one year, 40% after two years and 100% after three years. In prior years the Plan provided for vesting of matching contributions ratably over a five year period. The Company contributed $3,444 and $7,771 for the years ended December 31, 2007 and 2006, respectively, which is included in compensation and employee benefits expense in the statements of operations.

Note 9. Income Taxes

For the years ended December 31, 2007 and 2006, the income tax benefit varied from the amount computed at the statutory federal rate of 35%. Income taxes are as follows:

	2007	2006
Federal tax at statutory rates	$ (73,087)	$ (117,707)
Surtax exemption	8,815	4,806
State income taxes, net of federal benefit	(6,261)	(9,243)
Net effect of permanent differences	275	1,497
Other	-	(426)
	$ (70,258)	$ (121,073)

The income tax benefit for the years ended December 31, 2007 and 2006 is comprised of $60,626 and $107,309, respectively, of federal income tax benefit and $9,632 and $13,764, respectively, of state tax benefits.

At December 31, 2007, a deferred tax liability of $8 was included in compensation payable and other liabilities. At December 31, 2006 deferred tax assets were $592 and were included in income taxes receivable from Parent and deferred taxes. The deferred taxes for both years consisted of depreciation. At December 31, 2007 and 2006, the Company had an income tax receivable from United in the amount of $71,707 and $134,238, respectively, which principally represents the income tax loss incurred for the respective years. United reimbursed the Company for its 2006 income tax receivable.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Computation of Net Capital Under Rule 15c3-1
December 31, 2007

Net capital:		
Total stockholder's equity per the accompanying financial statements	$	668,103
Deductions and/or charges:		
Nonallowable assets:		
Unsecured accounts receivable		1,300
Furniture and equipment, net		10,854
Prepaid expenses and other assets		4,729
Income taxes receivable from Parent and deferred taxes		71,707
Total nonallowable assets		88,590
Net capital	$	579,513
Aggregate indebtedness:		
Items included in statement of financial condition:		
Compensation payable and other liabilities	$	1,969
Accounts payable due to Parent and affiliated company		15,990
Accrued expenses		23,083
Total aggregate indebtedness	$	41,042
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	2,736
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above two minimum requirement amounts)		5,000
Net capital in excess of required minimum		574,513
Ratio: Aggregate indebtedness to net capital		0.07 to 1

Note:
The above computation does not differ materially from the computation of net capital under rule 15c3-1 as of December 31, 2007 as filed by the Company with the Securities and Exchange Commission on January 23, 2008 on form X-17a-5.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Statement Regarding Rule 15c3-3
December 31, 2007

Computation For Determination Of Reserve Requirements

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Information Relating To Possession Or Control

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report on Internal Control

The Board of Directors
First Matrix Investment Services Corporation

In planning and performing our audit of the financial statements of First Matrix Investment Services Corporation (the Company), a wholly owned subsidiary of United Western Bancorp, Inc., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Company's management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Denver, Colorado
February 27, 2008

END